             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM 11-K


  X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934
        FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2002

                             OR

     TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
    FOR THE TRANSITION PERIOD FROM _______ TO ___________



                   Commission file number
                           1-8400



A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


    $uper $aver - A 401(k) Capital Accumulation Plan for
   Employees of Participating AMR Corporation Subsidiaries


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.


                       AMR CORPORATION
                    4333 Amon Carter Blvd
                    Fort Worth, TX 76155

                        EXHIBIT INDEX


                                                    Located at
                                                    Page Number
Exhibit

(23) CONSENT OF EXPERTS AND COUNSEL:

     23.1         Consent of Ernst & Young LLP    .........14

(99) CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-
     OXLEY ACT OF 2002 (SUBSECTIONS (A) AND (B) OF SECTION
     1350, CHAPTER 63 AND TITLE 18, UNITED STATES CODE).

     99.1      Sarbanes-Oxley section 906 Certification....15

                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Benefits Administation Commitee of AMR Corporation, which administers $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                              $uper $aver - A 401(k) Capital
                              Accumulation Plan for
                              Employees of Participating AMR
                              Corporation Subsidiaries


                              /s/ Charles D. MarLett
                              _____________________________

                              Charles D. MarLett
                              Corporate Secretary

Date: June 27, 2003

Financial Statements and Supplemental Schedule
$uper $aver - A 401(k) Capital Accumulation Plan for
Employees of Participating AMR Corporation Subsidiaries
As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

    $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

                    Financial Statements
                  and Supplemental Schedule


              As of December 31, 2002 and 2001,
          and for the Year ended December 31, 2002




                          Contents

Report of Independent Auditors                                  1

Audited Financial Statements

Statements of Net Assets Available for Benefits                 2
Statement of Changes in Net Assets Available for Benefits       3
Notes to Financial Statements                                   4


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year) 11

               Report of Independent Auditors

AMR Corporation
Plan Administrator

We have audited the accompanying statements of net assets available for benefits of $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 27, 2003
Dallas, Texas

    $uper $aver _ A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

       Statements of Net Assets Available for Benefits

                                               December 31
                                             2002       2001
                                              (In Thousands)
Assets
Investments                              $3,724,281   $3,856,266
Contributions receivable                         26       17,203
Interest and dividends receivable             2,056        7,385
Other receivable                                -          2,000
Net assets available for benefits        $3,726,363   $3,882,854

See accompanying notes.

    $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

      Statement of Changes in Net Assets Available for Benefits

                Year ended December 31, 2002
                       (In Thousands)

Increase in Net Assets
Contributions:
Employee                                             $   421,119
Employer                                                  21,372
Total contributions                                      442,491
Interest and dividends                                   103,510
Total increase in net assets available for benefits      546,001

Decrease in Net Assets
Net depreciation in fair value of investments            544,575
Distribution payments                                    151,593
Administrative expenses                                    6,324
Total decrease in net assets available for benefits      702,492

Net decrease in net assets available for benefits       (156,491)
Net assets available for benefits at beginning of year 3,882,854
Net assets available for benefits at end of year      $3,726,363

See accompanying notes.

 $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

                Notes to Financial Statements

                    December 31, 2002

1. Plan Description

General

$uper  $aver  -  A  401(k)  Capital  Accumulation  Plan  for
Employees of Participating AMR Corporation Subsidiaries (the
Plan)   is   a   contributory  program  for   employees   of
participating subsidiaries of AMR Corporation (AMR or the Company), including American Airlines, Inc. (American), a wholly owned subsidiary of AMR. The Plan allows tax-deferred savings by eligible employees to provide funds for their retirement.
The  Plan  is intended to meet the requirements of  Sections
401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), as well as the requirements of the Employee Retirement Income Security Act of 1974, as amended
(ERISA).  Participants  should refer  to  the  Summary  Plan
Description for more complete information.

The Plan is administered by two committees, the Pension Benefits Administration Committee and the Pension Asset Administration Committee, whose members are appointed by the Board of Directors of AMR or its designee. Effective November 28, 2002, responsibilities for recordkeeping and other contract administration services transferred from Towers Perrin to JPMorgan/American Century Retirement Plan Services. Also on that date, J. P. Morgan Chase & Co. assumed responsibilities from State Street Bank and Trust Company (State Street) as Plan trustee.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Eligibility

Employees are eligible to participate in the Plan as soon as administratively possible following the employee's hire date.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

The Plan is voluntary and provides that each participant may elect to allow the employer to deduct from the participant's compensation contributions to the Plan as provided by the provisions of the Plan on either a before-tax or after-tax basis. Such contributions are subject to certain limitations in accordance with provisions of the Code.

American   makes  contributions  to  the  Plan  for   Flight
Engineers equal to six percent of their annual eligible compensation.

AMR Eagle Holding Corporation (AMR Eagle), a wholly owned subsidiary of AMR makes contributions for its participants with less than ten years of service in an amount up to 50 percent of the first six percent of a participant's compensation contributed to the Plan as an employee before-tax contribution. Participants with ten or more years of service are eligible to receive 50 percent of the first eight percent of their compensation contributed to the Plan as an employee before-tax contribution.

Effective January 1, 2001, American provided its current, noncontract employees a one-time option to remain in the American Airlines, Inc. Retirement Benefit Plan for Agents, Management, Specialists, Support Personnel and Officers (the Pension Plan) or discontinue accruing future credited service in the Pension Plan at January 1, 2001, and elect to receive a Company match up to 5.5 percent of employee contributions of pensionable earnings, as defined, to the Plan. Employees who were hired prior to December 31, 1999, who did not make the election by the deadline date, continued to accrue benefits under the Pension Plan and do not receive a Company match from the Plan. Employees hired on or after January 1, 2000, who did not make the election by the option date, are eligible for the Plan's employer match after the completion of one year of service and receive no benefits under the Pension Plan. Employees hired on or after January 1, 2002 are not eligible for benefits under the Pension Plan but may elect to participate in the Plan.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

1. Plan Description (continued)

On April 9, 2001, American purchased substantially all of the assets and assumed certain liabilities of Trans World Airlines, Inc. (TWA). On that date, TWA employees became eligible to participate in the Plan and could elect to transfer their existing TWA defined contribution plan account balance into the Plan. As a result, approximately $35 million of TWA rollovers are included in employee contributions for the year ended December 31, 2002.

Participants are immediately vested in their employee contributions plus earnings thereon. Flight Engineers are immediately vested in the employer contribution portion of their participant's account plus earnings thereon. Effective January 1, 2002, for all other Plan participants, full vesting in the employer contribution portion of each participant's account plus earnings thereon occurs after three years of service, as defined by the Plan.

Distributions

In  accordance  with the Plan document and as allowed  under
Section 401(k) of the Code, distributions of participants' before-tax contributions are available upon retirement, death, disability, or separation from service and in amounts necessary to satisfy a financial hardship as determined by the Pension Benefits Administration Committee, in accordance with the Plan and the provisions of the Code. Participants may withdraw after-tax contributions at any time.

Loans

The Plan provides a loan program which is administered in accordance with the provisions of Section 72(p) of the Code and the Department of Labor's Regulation 2550.408 b-1. This program allows loans of up to 50 percent of each participant's before-tax contribution account balance, subject to a maximum of $50,000. Interest rates are based on the prime interest rate minus one percent at the time the loan is made.

Forfeitures

If a participant terminates employment prior to vesting, the forfeited amounts shall be applied first to restore re-employed participants' previous account balance and then to reduce future employer contributions.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

While AMR has not expressed any intent to discontinue the Plan, the Board of Directors of AMR may terminate the Plan for any reason, at any time. If the Plan is terminated, each participant will become fully vested in his/her account balance.

AMR Financial Condition

In AMR's annual report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (AMR 10-K) on April 15, 2003, the Report of Independent Auditors included a modified opinion expressing substantial doubt about AMR's ability to continue as a going concern due to recent significant losses and a number of other issues. At this point the Company does not believe that AMR's financial condition will significantly impact its ability to meet its obligations to the Plan. However, there can be no assurance as to how, if at all, AMR's current financial condition or actions taken as a result of its financial condition will impact the Plan.

2. Summary of Significant Accounting Policies

Investments

Investments of the Plan include shares in the investment portfolios of the American AAdvantage Funds (the AAdvantage Funds), a diversified management investment company registered under the Investment Company Act of 1940, as well as six additional mutual fund families. The AAdvantage Funds are managed by AMR Investment Services, Inc., a wholly owned subsidiary of AMR Corporation. Effective July 1, 2001, Plan assets can also be invested in shares of common stock of AMR (the Company Stock Fund). Plan participants can elect to invest up to 10 percent of their fund balance in the Company Stock Fund (see additional information regarding the Company Stock Fund in Footnote 4).

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Investments in the AAdvantage Funds and other mutual funds are carried at published per share net asset value. Net asset value is based on the fair market value of each AAdvantage Fund's or mutual fund's underlying assets and liabilities at the date of determination. The Company Stock Fund is valued based on quoted market prices. Participant loans are valued at their remaining outstanding balance, which approximates fair value. The Short-Term Investment Fund is valued at their remaining outstanding balance, which approximates fair value.

A portion of the Plan's assets is also invested in demand deposits in the American Airlines Federal Credit Union (the Credit Union Fund). Investments in the Credit Union Fund are valued at cost plus accrued interest, which approximates fair value.

Net Depreciation in Fair Value of Investments

Purchases and sales of securities are reflected on the trade dates.

The net depreciation in fair value of investments includes realized and unrealized investment gains and losses as well as capital gains distributions. Realized gains or losses on the disposal of securities are determined on the basis of the average cost of securities sold, while unrealized gains or losses are determined on the basis of the cost of securities held at the end of the year.

Investment Income

Investment  income  is  allocated to participants'  accounts based on their pro rata balances within each fund.  Interest
income   is  recorded  as  earned  on  the  accrual   basis.
Dividends are recorded on the ex-dividend date.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when payroll deductions are made for Plan participants.

Distributions

Distributions are recorded when paid.

Expenses

Administrative expenses are paid by the Plan and are recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. As a result of these risks, it is possible that changes in the values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

3. Investments

The  fair  values of the investments of the Plan at December
31 are summarized in the following table. An (*) represents investments greater than five percent of total Plan assets
(in thousands).

                                                       December 31
                                                    2002          2001
American AAdvantage Large Cap Value Fund         $506,029  *  $  687,745 *
American AAdvantage Short-Term Bond Fund           95,945         80,725
American AAdvantage Intermediate Bond Fund        149,217         99,681
American AAdvantage Balanced Fund                 223,260  *     267,179 *
American AAdvantage International Equity Fund     189,914  *     242,323 *
American AAdvantage S&P 500 Index Fund            170,510        228,121 *
American AAdvantage Small Cap Value Fund          191,073  *     176,665
American Airlines Federal Credit Union
Demand Deposits                                   976,644  *     773,048 *
State Street Bank And Trust Company
Short-Term Investment Fund                            -            1,703
Participant Loans                                 211,000  *     188,444
American AAdvantage Emerging Markets Fund          15,417          6,241
American AAdvantage International Equity
Index Fund                                          4,907          3,747
American AAdvantage Small Cap Index Fund           11,226         11,747
American  AAdvantage  Large  Cap  Growth Fund      32,385         29,785
AMR Corporation Common Stock                       25,725         12,265
T. Rowe Price Science & Technology Fund            27,179         41,636
T. Rowe Price Mid-Cap Growth Fund                  75,618         96,962

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

           Notes to Financial Statements (continued)

3. Investments (continued)

                                                       December 31
                                                    2002         2001
Janus Fund                                      $ 121,241       199,744 *
Fidelity Diversified International Fund            65,491        69,583
Fidelity Puritan Fund                              29,818        31,294
Fidelity U.S. Bond Index Fund                     152,311        67,756
Dreyfus Premier Emerging Markets Fund              23,918        16,663
Dreyfus Founders Discovery Fund                    30,917        56,275
Dreyfus Midcap Value Fund                          95,539       167,124
Dodge & Cox Stock Fund                            132,934       117,185
Berger Small Cap Value Fund                       165,361       182,397
J. P. Morgan Short-Term Investment                    702           -
Fund
American Select Cash Reserve Fund                      -            228
                                               $3,724,281    $3,856,266

4. Subsequent Events

Effective January 29, 2003, contributions or transfers to the Company Stock Fund were discontinued and participants with balances in the Company Stock Fund were allowed to transfer their balances to another Plan investment on a daily basis subsequent to that date.

                            Supplemental Schedule

$uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

  Schedule H; Line 4i- Schedule of Asstes (Held At End of Year)

                 EIN 13-1502798 Plan #:013

                    December 31, 2002

                                            (c)
                                    Description of Investment
              (b)                       Including Maturity Date
   Identity of Issue, Borrower,          Rate of Interest,                  (e)
(a) Lessor, or Similar Party      Collateral, Par, or Maturity Value  Current Value

 *  American Airlines Federal     Demand deposits accounts
     Credit Union                                                      $ 976,643,232
    American AAdvantage Funds     American AAdvantage Large Cap
                                  Value Fund                             506,029,245
    American AAdvantage Funds     American AAdvantage Balanced Fund      223,259,694
 *  Plan participants             Participant Loans (3.75% to 12%)       210,999,748
    American AAdvantage Funds     American AAdvantage Small Cap
                                  Value Fund                             191,073,291
    American AAdvantage Funds     American AAdvantage
                                  International Equity Fund              189,914,169
    American AAdvantage Funds     American AAdvantage S&P 500            170,510,401
                                  Index Fund
    Berger LLC                    Berger Small Cap Value Fund            165,360,809
    Fidelity Institutional        Fidelity US Bond Index Fund
     Retirement Services
     Company                                                             152,310,767
    American AAdvantage Funds     American AAdvantage
                                  Intermediate Bond Fund                 149,216,635
    Dodge & Cox                   Dodge & Cox Stock Fund                 132,934,055
    Janus Services Corporate      Janus Fund                             121,241,222
    American Aadvantage Funds     American AAdvantage Short-
                                  Term Bond Fund                          95,945,695
    Dreyfus Services              Dreyfus Midcap Value Fund               95,539,368
    Corporation
    T. Rowe Price Associates,Inc. T. Rowe Price Mid-Cap Growth Fund       75,618,329

    Fidelity Institutional        Fidelity Diversified
    Retirement Services           International Fund
    Company                                                               65,490,719

  $uper $aver - A 401(k) Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries

Schedule H; Line 4i- Schedule of Asstes (Held At End of Year) (continued)

                 EIN 13-1502798 Plan #:013

                    December 31, 2002



                                              (c)
                                      Description of Investment
              (b)                         Including Maturity Date
   Identity of Issue, Borrower,            Rate of Interest,                  (e)
(a) Lessor, or Similar Party        Collateral, Par, or Maturity Value  Current Value


    American AAdvantage Funds       American AAdvantage Large Cap
                                    Growth Fund                          $ 32,384,838
    Dreyfus Services Corporation    Dreyfus Founders Discovery Fund        30,917,221
    Fidelity Institutional          Fidelity Puritan Fund
    Retirement Services Company                                            29,817,752
    T. Rowe Price Associates, Inc.  T Rowe Price Science &
                                    Technology Fund                        27,178,874
 *  AMR Corporation                 $1 par, Company Stock                  25,725,200
    Dreyfus Services                Dreyfus Premier Emerging
     Corporation                    Markets Fund                           23,917,725
    American AAdvantage Funds       American AAdvantage Emerging
                                    Markets Fund                           15,417,420
    American AAdvantage Funds       American AAdvantage Small Cap
                                    Index Fund                             11,225,722
    American AAdvantage Funds       American AAdvantage
                                    International Equity Index Fund         4,907,165
 *  J. P. Morgan Chase & Co.        J. P. Morgan  Short-Term
                                    Investment Fund                           701,714
                                                                      $ 3,724,281,010

*Party-in-interest

Column  (d)  is  not  applicable  as  all  investments   are
participant directed.